SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For September 9, 2005



                                 CNOOC Limited

                 (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F   X                Form 40-F
                            ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                          No           X
                            ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

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Company Press Release
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              Platforms C/F of BZ 25-1/25-1S Commence Production

(Hong Kong, September 9, 2005) - CNOOC Limited (the "Company" or "CNOOC Ltd."; NYSE "CEO", SEHK "883") is pleased to announce today that Platforms C/F of Bozhong ("BZ") 25-1/25-1S have come on stream. Currently they flow more than 5,000 barrels of oil per day from 17 wells and 38 additional wells will be completed later.

BZ 25-1/25-1S is located in the southeastern part of Bohai Bay in 20 meters of water, 127 kilometers southeast of Long Kou City. The development of the field was divided into two phases.

The first phase of the development commenced production successfully in October 2004. It is producing about 20,000 barrels of oil per day from 79 wells. For the first phase, major production facilities include a single point mooring system (SPM), a floating production, storage and offloading facilities
(FPSO) and B/E/D platforms.

The second phase of the development is designed to produce more than 15,000 barrels of oil during its peak production period. Platform A is projected to come on stream in 2006.

Mr. Zhou Shouwei, President of the Company commented, "We are pleased to see the project commenced production on schedule. It will strengthen Bohai Bay's core position among our portfolio. "

CNOOC limited acts as the operator of BZ25-1/25-1S, with an interest of 83.8 percent.

Ends

Notes to Editors:


CNOOC LIMITED - BACKGROUND


CNOOC Limited (the "Company", together with its subsidiaries, the "Group") - Incorporated in Hong Kong in August 1999, CNOOC Limited was listed on the New York Stock Exchange ("NYSE") (code: CEO) and The Stock Exchange of Hong Kong Limited ("HKSE") (code: 0883) on 27 and 28 February 2001, respectively. The Company's stock was admitted as a constituent stock of the Hang Seng Index in July 2001.


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The Group is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Company mainly engages in offshore oil and natural gas exploration, development, production and sales.

The Group has four major oil production areas offshore China which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is the largest offshore oil producer in Indonesia. The Group also has certain upstream assets in regions such as Australia.

As at 31 December 2004, the Group owned net proved reserves of approximately
2.2 billion barrels-of-oil equivalent and its annual daily average net production was 382,513 barrels-of-oil equivalent per day.

The Group has 2,524 employees.


CNOOC LIMITED - Relationship with its parent company, CNOOC

CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the People's Republic of China's offshore petroleum industry as well as other mid- or down-stream petroleum projects.


                                  *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the PRC economic, political



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and social conditions as well as government policies.

                                  *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:  Sharon.Fung@knprhk.com



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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CNOOC Limited


                                  By:  /s/ Cao Yunshi
                                      -----------------------------
                                      Name:   Cao Yunshi
                                      Title:  Company Secretary

Dated:  September 9, 2005